Exhibit 14(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-152730 of BlackRock Funds on Form N-14 of our report dated November 28, 2007, appearing in the 2007 Annual Report of BlackRock Funds Equity Portfolios on Form N-CSR, relating to the BlackRock Capital Appreciation Portfolio (formerly BlackRock Legacy Portfolio), for the year ended September 30, 2007. We also consent to the references to us under the headings "Other Service Providers-BlackRock Fund" and "Financial Highlights" in the Combined Prospectus/Proxy Statement and "Form of Agreement and Plan of Reorganization - Representations and Warranties; Representations of the BlackRock Fund" in Appendix B to the Combined Prospectus/Proxy Statement, both of which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
September 12, 2008